# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HIGH-TREND INTERNATIONAL GROUP, CIK 0001928948
CUSIP: G1901X108
Title of class of securities: Class A Ordinary Shares, Par Value $.0001 Per Share
Address of issuer's principal executive offices: 60 PAYA LEBAR ROAD, #06-17 PAYA LEBAR SQUARE, SINGAPORE, Singapore (U0), 409051
Date of event which requires filing of this statement: 03/20/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-23-084223
Filed by CIK 0001998997

## Reporting persons
- Ran Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 8,021,873; shared voting power 0; sole dispositive power 8,021,873; shared dispositive power 0; aggregate amount beneficially owned 8,021,873 (6.54% of the class)
  Comment: (1) This percentage is calculated based upon 120,939,705 Class A Ordinary Shares and zero Class B Ordinary Shares issued and outstanding as of February 1, 2025, as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on February 27, 2025.
- Dong Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; sole voting power 0; shared voting power 8,021,873; sole dispositive power 0; shared dispositive power 8,021,873; aggregate amount beneficially owned 8,021,873 (6.54% of the class)
  Comment: (2) Includes 8,021,873 Class A Ordinary Shares held by Mr. Dong Zhang's spouse, Ran Li, of which Mr. Zhang may be deemed to share beneficial ownership as they are filing as a group. Mr. Dong Zhang transferred the beneficial ownership of these shares to his spouse, Ran Li. The inclusion of these shares on this Schedule 13G/A shall not be deemed an admission that Mr. Zhang is, for purposes of Section 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities held solely by Mr. Zhang's spouse, and Mr. Zhang disclaims beneficial ownership thereof.
- Speed Wealthy Ltd.: type of reporting person: individual (IN); citizenship or place of organization: Virgin Islands British (D8); member of a group; sole voting power 8,021,873; shared voting power 0; sole dispositive power 8,021,873; shared dispositive power 0; aggregate amount beneficially owned 8,021,873 (6.54% of the class)
  Comment: (3) This percentage is calculated based upon 120,939,705 Class A Ordinary Shares and zero Class B Ordinary Shares issued and outstanding as of February 1, 2025, as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on February 27, 2025.

## Item 1. Issuer
Name of issuer: HIGH-TREND INTERNATIONAL GROUP
Address of issuer's principal executive offices: 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051

## Item 2. Person Filing
Name of person filing: Ran Li; Dong Zhang; Speed Wealthy Ltd.
Address of principal business office or, if none, residence:
Ran Li: 60 PAYA LEBAR ROAD #06-17 PAYA LEBAR SQUARE SINGAPORE 409051

Dong Zhang: 60 PAYA LEBAR ROAD #06-17 PAYA LEBAR SQUARE SINGAPORE 409051

Speed Wealthy Ltd.: 60 PAYA LEBAR ROAD #06-17 PAYA LEBAR SQUARE SINGAPORE 409051
Citizenship: Ran Li: China; Dong Zhang: China; Speed Wealthy Ltd.: BVI

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Speed Wealthy Ltd: Speed Wealthy Ltd. directly owns 8,021,873 shares of the Class A Ordinary Shares of the Issuer. Ran Li currently exercises exclusive voting and dispositive control over the Class A Ordinary Shares registered in the name of Speed Wealthy Ltd.

Ran Li: Ran Li beneficially owns 8,021,873 Class A Ordinary Shares of the Issuer and exercises exclusive voting and dispositive control over these 8,021,873 Class A Ordinary Shares.

Dong Zhang: Dong Zhang is the spouse of Ran Li. Ran Li beneficially owns 8,021,873 Class A Ordinary Shares, of which Mr. Dong Zhang may be deemed to share beneficial ownership.
Percent of class:
Speed Wealthy Ltd.: 6.54%(4)

Ran Li: 6.54%(4)

Dong Zhang: 6.54%(4)(5)

(4) These percentages are calculated based upon 120,939,705 Class A Ordinary Shares and zero Class B Ordinary Shares issued and outstanding as of February 1, 2025, as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on February 27, 2025.

(5) Includes 8,021,873 Class A Ordinary Shares held by Mr. Dong Zhang's spouse, Ran Li, of which Mr. Zhang may be deemed to share beneficial ownership. The inclusion of these shares on this Schedule 13G/A shall not be deemed an admission that Mr. Zhang is, for purposes of Section 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities held solely by Mr. Zhang's spouse, and Mr. Zhang disclaims beneficial ownership thereof.
Sole power to vote or to direct the vote: Speed Wealthy Ltd. 8,021,873 shares; Ran Li 8,021,873 shares; Dong Zhang 0 share
Shared power to vote or to direct the vote: Speed Wealthy Ltd. 0 share; Ran Li 0 share; Dong Zhang 8,021,873 shares
Sole power to dispose or to direct the disposition: Speed Wealthy Ltd. 8,021,873 shares; Ran Li 8,021,873 shares; Dong Zhang 0 share
Shared power to dispose or to direct the disposition: Speed Wealthy Ltd. 0 share; Ran Li 0 share; Dong Zhang 8,021,873 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Agreement Regarding the Joint Filing of Schedule 13G/A

## Signatures
- Ran Li: /s/ Ran Li, Ran Li (03/21/2025)
- Dong Zhang: /s/ Dong Zhang, Dong Zhang (03/21/2025)
- Speed Wealthy Ltd.: /s/ Ran Li, Ran Li/Director (03/21/2025)